UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 6, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Submission to Japanese Regulatory Authority for BCMA CAR-T Therapy Cilta-cel for the Treatment of Relapsed or Refractory Multiple Myeloma by Janssen

On December 6, 2021, Legend Biotech Corporation (the “Company”) announced the submission of a Regenerative Medical Product New Drug Application to Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) for ciltacabtagene autoleucel (cilta-cel) by its collaboration partner, Janssen Pharmaceutical K.K. (Janssen). Cilta-cel is an investigational B-cell maturation antigen (BCMA)-directed chimeric antigen receptor (CAR)-T cell therapy for the treatment of adults with relapsed or refractory multiple myeloma who have received at least three prior therapies, including a proteasome inhibitor (PI), an immunomodulatory agent (IMiD), and an anti-CD38 antibody. The submission is based on results from the Phase 1b/2 CARTITUDE-1 study conducted in the US and Japan, which evaluated the efficacy and safety of cilta-cel in the treatment for patients with relapsed or refractory multiple myeloma.

On December 6, 2021, the Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-257625 and 333-257609) and Form S-8 (File No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives and statements relating to the timing and outcome of regulatory reviews relating to cilta-cel, including Legend Biotech’s submission of a Regenerative Medical Product New Drug Application to Japan’s PMDA, and the potential for cilta-cel as a safe and effective treatment. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development, manufacturing and commercialization of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated December 6, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

December 6, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer